Exhibit 21

ACTEL CORPORATION

Subsidiaries

Actel Europe, Ltd., a U.K. corporation

Actel Engineering Eurl, a French corporation

Actel Europe SARL, a French corporation

Actel GmbH, a German corporation

Actel Italia SRL, an Italian corporation

Actel Japan, KK, a Japanese corporation

Actel Pan-Asia Corporation, a Nevada corporation

Actel Pan-Asia, Hong Kong Ltd., a Hong Kong corporation

Actel Semiconductor Limited, an Irish corporation